


16006357

ITEDSTATES
EXCHANGE COMMISSION
gton, D.C. 20549

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING ___12/31/2015___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LEADERS GROUP, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
8-47639
FIRM I.D. NO.

26 W. DRY CREEK CIRCLE, SUITE 575
(No. and Street)

Littleton   CO   80120
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R Wickersham   (303) 797-9080 ext 109
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP, CPA
(Name – if individual, state last, first, middle name)

5521 SOUTH QUEBEC, STE. 200   GREENWOOD VILLAGE, CO   80111
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ DAVID R WICKERSHAM _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ THE LEADERS GROUP, INC. _____, as of _____ DECEMBER 31 _____, 20 15 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Notary Public

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Leaders Group, Inc.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
The Leaders Group, Inc.

We have audited the accompanying financial statements of The Leaders Group, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.



The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenwood Village, Colorado
February 24, 2016

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS
    CURRENT ASSETS

Cash and cash equivalents (Note A-1)	$1,695,553
Due from clearing broker	$29,978
Commission receivables	$597,173
Representative receivables	$143,432
Clearing deposit	$50,000
Total current assets	**$2,516,136**

OTHER ASSETS

Deposits	$19,507
Total assets	**$2,535,643**

LIABILITIES AND STOCKHOLDERS' EQUITY
  LIABILITIES
    CURRENT LIABILITIES

Accounts payable – related parties (Note B)	$29,212
Commissions payable	$1,016,154
Income tax payable (Note D)	$278,748
Other accrued liabilities	$623,063
Total current liabilities	**$1,947,177**

COMMITMENTS AND CONTINGENCIES (Note C)

STOCKHOLDERS' EQUITY (NOTE E)

Common stock, $ .10 par value, 20,000 shares issued and outstanding	$2,000
Additional paid-in capital	$12,000
Retained earnings	$574,466
Total stockholders' equity	**$588,466**
Total liabilities and stockholders' equity	**$2,535,643**

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF OPERATIONS

	For the year ended December 31, 2015
Revenue	
Commission Income	$52,648,828
Support Fees	$2,347,299
Interest Income	$1,963
Total revenue	$54,998,090
Expenses	
Commission Expense	$48,216,754
Employee Comp. and benefits	$3,450,158
General and Administrative	$2,410,548
Communication and data processing	$103,902
Occupancy	$113,979
Total expenses	$54,295,341
Net income before income tax expense	$702,749
Income tax expense (Note D)	$278,749
Net income	$424,000

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2015

	Common Stock Shares	Amount	Additional Paid-in capital	Retained earnings	Total
Balance – December 31, 2014	20,000	$2,000	$12,000	$520,977	$534,977
Net income – 2015				$424,000	$424,000
Less Dividends	$0	$0	$0	($370,511)	($370,511)
Balance – December 31, 2015	20,000	$2,000	$12,000	$574,466	$588,466

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$424,000
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation expense	$4,041
Change in assets and liabilities	
Change in due from clearing broker	$1,138
Change in commissions and representatives receivables	($704,249)
Change in deposits	$4,440
Change in accounts payable	($757)
Change in other accrued liabilities	$326,803
Change in Commissions payable	$126,987
Change in income tax payable	$95,336
Net cash provided by operating activities	$277,739
CASH FLOW FROM EQUITY TRANSACTIONS	
Cash dividend distributions	($370,511)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	($4,041)
NET DECREASE IN CASH AND CASH EQUIVALENTS	($96,813)
Cash and cash equivalents – beginning of the year	$1,792,366
Cash and cash equivaients – end of year	$1,695,553
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$183,412

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. The Company is primarily owned by Wickersham Family Investment, LLLP (97.5%). TLG was formed to provide turn-key broker-dealer and back office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2. *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology, and office cublicles due to specialized design nature. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. As of December 31, 2015, all of the Company's property and equipment is fully depreciated.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

3. *Security Transactions and Revenue Recognition*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

4.   *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2015 management considered all commission and representative receivables to be fully collectible.

5.   *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2015 was $3,495, including general administrative, and other expenses.

6.   *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company has adopted the accounting standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard has had no financial statement effect for the Company.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2012.

7.   *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission and representative receivables, clearing deposits receivable, prepaid expenses, accounts payable, commissions payable, income tax payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8.   *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2012, the agreement was amended and with mutual consent between the Company and WMC, the management fee is subject to Company management approval and for the year ended December 31, 2015, $90,000, was paid to WMC.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP. During 2015, the Company paid commission to Advisors in the amount of $4,747,228.

Capitas, LLC

The Company has a 1/40 ownership interest in Capitas, LLC. During 2015, the Company recognized commission revenue of $6,661,453 and commission expense of $5,987,158, related to activity with Capitas, LLC. The commission revenue and commission expense accounted for approximately 13% of the Company's commission revenue and 12% of the Company's commission expense in 2015. Management has assigned no value to the ownership interest.

Accounts Payable

As of December 31, 2015, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $29,212, for expenses paid on behalf of the Company, The year-end balances were paid in full in January 2015.

The Leaders Group, Inc.

NOTE C – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facilities under an operating lease. The future minimum lease payments under the operating lease are as follows:

Year Ended December 31

2016	$	113,963
2017		116,830
2018		119,697
2019		30,104
	$	380,594

Lease expense for the Company's office Facilities, including common area maintenance, assessments, and other leases for 2015 was $113,979.

On occasion throughout the year and at December 31, 2015, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of 12/31/15, Total deposits of $1,330,245 are subject to loss should the bank cease operations.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 3% of eligible compensation and then a 50% contribution up to 1% of additional salary deferrals. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $113,884 for 2015.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE D – INCOME TAXES

Income Taxes Payable and Expense

Income tax expense for the years ended December 31, 2015 consisted of the following:

Federal income taxes $278,748

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2015 the Company had net capital of $335,917, which was $206,106 in excess of the required net capital requirement of $129,812. The Company's aggregate indebtedness to net capital ratio was 5.80 to 1 as of December 31, 2015.

NOTE F – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2015, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through the date the financial statement and accompanying footnotes were available for issuance.

The Leaders Group, Inc.

Net Capital Calculation

December 31, 2015

CREDIT:
    Member's equity $588,466

DEBITS:
    Nonallowable assets:

Licensing fees receivable	$143,432
Deposits	$19,507
Commissions Receivable:	
Gross commissions receivable	
Amount offset by commissions payable	$89,610
net commissions receivable not offset	
Total debits	$252,549

NET CAPITAL $335,917

Minimum requirements of 6-2/3% of aggregate indebtedness of
    $1,947,177 or $50,000, whichever is greater $129,811

          Excess net capital $206,106

AGGREGATE INDEBTEDNESS:

Accounts payable	$29,212
Commissions payable	$1,016,154
Income tax payable	$278,748
Other accrued liabilities	$623,063
Total aggregate indebtedness	$1,947,177

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   **5.80** to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2015.

The accompanying notes are an integral part of the Statements.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
The Leaders Group, Inc.

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



Greenwood Village, Colorado
February 24, 2016



 SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Leaders Group, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) The Leaders Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Greenwood Village, Colorado
February 24, 2016





SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
The Leaders Group, Inc.
26 West Dry Creek Circle, Suite 575
Littleton, CO 80120

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by The Leaders Group, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenwood Village, Colorado
February 24, 2016

The Leaders Group, Inc.

SIPC-7 calculation

December 31, 2015

General assessment per Form SIPC-7, including interest	$421
Less: payments made with Form SIPC-6	-
Amount paid with Form SIPC-7	$421

The accompanying notes are an integral part of the Statements.